March 20, 2025

Lim Heng Hai
Chief Executive Officer
TechCreate Group Limited
336 Smith Street, #06-303, New Bridge Centre
Singapore 050336

       Re: TechCreate Group Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 6, 2025
           CIK No. 0002047190
Dear Lim Heng Hai:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Customers, page 85

1. We note your revised disclosure regarding your significant customers in response to prior comment 4. Please clarify the material terms of your agreements with your top three customers rather than a general discussion of your contracts with your major customers. Disclose the term of each agreement, termination provisions including notice requirements, and liquidation damage provisions. We also note your response that you will disclose the identities of the customers in an amendment. March 20, 2025
Page 2

Consolidated Balance Sheets, page F-3

2.     Please revise the header to properly display the date or time period for each
       consolidated financial statement presented in this filing.
3. Please confirm whether you have collected the "Amount Due from Shareholders." We refer you to SAB Topic 4(E). Please note that amount recorded as a shareholder receivable for capital stock should be presented in the balance sheet as a deduction
       from stockholders    equity unless the receivable is paid in cash prior
to the
       publication of the financial statements.
       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Meng Ding